FOLEY HOAG LLP	Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax

January 14, 2013	Dean Hanley 617 832 1128 direct dfh@foleyhoag.com

Via EDGAR

Ms. Peggy Kim Special Counsel United States Securities and Exchange Commission Division of Corporate Finance Office of Mergers & Acquisitions 100 F. Street, NE Washington, DC 20549

Re:	CSP Inc. (CIK 0000356037) Preliminary Proxy Statement on Schedule 14A File No. 000-10843

Dear Ms. Kim:

This letter constitutes supplemental correspondence on behalf of CSP Inc. (“CSP”) relating to the above-referenced filing, and is filed together herewith a revised Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy”).  As a courtesy to the Staff, two copies of the Preliminary Proxy are being provided under separate cover, along with two additional copies that have been marked to show the changes that have been made thereto.

The Preliminary Proxy is being filed in response to comments of the Staff set forth in the Securities and Exchange Commission’s (the “Commission”) letter dated January 11, 2013.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.  Other changes, not relating to the Commission’s letter, have also been made in the Preliminary Proxy, as indicated in the marked materials being provided to the Staff.

On behalf of CSP, we respond to the specific comments of the Staff as follows:

General

1.
As you are aware, North & Webster, LLC has filed a proxy statement.  Although your proxy statement does address the solicitation being undertaken by North & Webster, it does not include a brief background discussion of the material contacts the company has had with North & Webster as they relate to the current contested election.  Please revise.

Response:  We have revised the proxy statement in accordance with your comments.

Peggy Kim
January 14, 2013

2.	Please clearly mark your proxy statement and form of proxy as “Preliminary” copies. See Rule 14a-6(e)(1).

Response:  We have revised the proxy statement and form of proxy in accordance with your comments.

Proposal One

Method and Cost of Solicitation of Proxies, Page 25

3.
We note that you may employ various methods to solicit proxies, including mail, telephone or other methods of contact by directors, officers, and employees of the Company.  Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

Response:  We confirm that we understand that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use.

4.	Please revise to fill in the blank regarding approximate solicitation costs incurred to date.

Response:  We have revised the proxy statement in accordance with your comments.

Sincerely,

/s/ Dean F. Hanley

Dean F. Hanley

DFH

CSP INC.
43 Manning Road
Billerica, MA 01821

January 14, 2013

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Mergers & Acquisitions
100 F. Street, NE
Washington, DC 20549
Attn:  Peggy Kim, Esq., Special Counsel

Re:	CSP Inc. (CIK 0000356037)
Preliminary Proxy Statement on Schedule 14A
File No. 000-10843

Ladies and Gentlemen:

CSP acknowledges that in connection with responding to comments from the Securities and Exchange Commission (the “Commission”) and Commission Staff, (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CSP INC.

By: /s/ Gary W. Levine
      Name: Gary W. Levine
      Title:  Chief Financial Officer